December 17, 2024

Joseph R. Edwards
Chief Executive Officer
Flowco Holdings Inc.
1300 Post Oak Blvd., Suite 450
Houston, Texas 77056

       Re: Flowco Holdings Inc.
           Registration Statement on Form S-1
           Filed December 6, 2024
           File No. 333-283663
Dear Joseph R. Edwards:

     We have reviewed your amended registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 20, 2024 letter.

Registration Statement on Form S-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
EBITDA and Adjusted EBITDA, page 93

1.     We note your revised disclosure on page 95 in response to prior comment
2. Please
       revise to limit this discussion to your measure of segment profit or loss, which you have stated is adjusted EBITDA. In this regard, it would appear that perhaps you disclose the changes in net income, depreciation and amortization, and the provision for income taxes on a segment basis in an effort to reconcile to the change in segment adjusted EBITDA. Such reconciliation is not required for segment adjusted EBITDA as the measure of segment profit or loss is not a non-GAAP measure and therefore
 December 17, 2024
Page 2

       this information is not required and should not be included. Refer to Question 104.01 of the non-GAAP C&DIs.
        Please contact Melissa Kindelan at 202-551-3564 or Christine Dietz at 202-551-3408
if you have questions regarding comments on the financial statements and related matters.
Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   John Stribling